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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------
                                 AMENDMENT NO. 2
                                       TO
                                   SCHEDULE TO

                                  (RULE 13e-4)

                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      ------------------------------------
                              OAK TECHNOLOGY, INC.
                       (Name of Subject Company (Issuer))

                      ------------------------------------

                              OAK TECHNOLOGY, INC.
                        (Name of Filing Person (Offeror))

                      ------------------------------------

               OPTIONS TO PURCHASE COMMON STOCK, $.001 PAR VALUE,
                     GRANTED TO ELIGIBLE EMPLOYEES UNDER THE
                   OAK TECHNOLOGY, INC. 1994 STOCK OPTION PLAN
                         (Title of Class of Securities)

                                    671802106
                (CUSIP Number of Underlying Class of Securities)

                      ------------------------------------

                                 DAVID J. POWER
                         VICE PRESIDENT, GENERAL COUNSEL
                              OAK TECHNOLOGY, INC.
                                 139 KIFER COURT
                               SUNNYVALE, CA 94086
                                 (408) 737-0888
          (Name, Address, and Telephone Number of Person Authorized to
       Receive Notice and Communications on Behalf of the Filing Persons)
                      ------------------------------------
                                 With a copy to:

                               JOHN L. EISEL, ESQ.
                              CHARLES C. KIM, ESQ.
                         WILDMAN, HARROLD, ALLEN & DIXON
                        225 WEST WACKER DRIVE, SUITE 2800
                                CHICAGO, IL 60606
                                 (312) 201-2000

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                            CALCULATION OF FILING FEE

      TRANSACTION VALUE*                          AMOUNT OF FILING FEE
    ---------------------                      --------------------------
        $10,318,205                                      $2,064

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 808,080 shares of common stock of Oak Technology, Inc., having an aggregate value of $10,318,205 as of August 10, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:        $2,064
     Form or Registration No.:      Schedule TO
     Filing party:                  Oak Technology, Inc.
     Date filed:                    August 15, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                             INTRODUCTORY STATEMENT

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Oak Technology, Inc., a Delaware corporation ("Oak Technology" or the "Company"), with the Securities and Exchange Commission on August 15, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, $.001 par value ("Common Stock"), held by eligible employees for new options to purchase shares of our Common Stock at a per share exercise price equal to the fair market value of our Common Stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated August 15, 2001 (as amended and supplemented, the "Offer to Exchange"), and in the related Acceptance Letter (as amended, the "Acceptance Letter"), copies of which have been attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

         The information in the Offer to Exchange and the Acceptance Letter is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

Item 1.       Summary Term Sheet.

         Item 1, which incorporates by reference the information set forth under "Summary Term Sheet" in the Offer to Exchange, is hereby supplemented as follows:

         The information set forth in Exhibit (a)(10) attached hereto is incorporated herein by reference.

Item 2.       Subject Company Information.

         (a)      Name and Address.

         Item 2(a), which incorporates by reference the information set forth under Section 9 ("Information Concerning Oak Technology") in the Offer to Exchange, is hereby supplemented as follows:

         The information set forth in Exhibit (a)(10) attached hereto is incorporated herein by reference.

         (b)      Securities.

         Item 2(b), which incorporates by reference the information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Eligible Employees; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is hereby supplemented as follows:

         The information set forth in Exhibit (a)(10) attached hereto is incorporated herein by reference.

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Item 4.       Terms of the Transaction.

         (a)      Material Terms.

         Item 4(a), which incorporates by reference the information set forth under "Summary Term Sheet," Section 1 ("Eligible Options; Eligible Employees; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment ") in the Offer to Exchange, is hereby supplemented as follows:

         The information set forth in Exhibit (a)(10) attached hereto is incorporated herein by reference.

Item 6.       Purposes of the Transaction and Plans or Proposals.

         (a)      Purposes.

         Item 6(a), which incorporates by reference the information set forth under Section 2 ("Purpose of the Offer"), is hereby supplemented as follows:

         The information set forth in Exhibit (a)(10) attached hereto is incorporated herein by reference.

         (b)      Use of Securities Acquired.

         Item 6(b), which incorporates by reference the information set forth under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), is hereby supplemented as follows:

         The information set forth in Exhibit (a)(10) attached hereto is incorporated herein by reference.

         (c)      Plans.

         Item 6(c), which incorporates by reference the information set forth under Section 2 ("Purpose of the Offer"), is hereby supplemented as follows:

         The information set forth in Exhibit (a)(10) attached hereto is incorporated herein by reference.


                                       2
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Item 10. Financial Statements.

         (a)      Financial Information

         Item 10(a), which incorporates by reference the information set forth in the Offer to Exchange under Section 9 ("Information Concerning Oak Technology") and Section 16 ("Additional Information"), the information set forth on pages 23 to 44 and pages 52 to 84 of the Company's Annual Report on Form 10-K for its fiscal year ended June 30, 2000, the information set forth in the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001 and the information set forth in the Company's Reports filed on Form 8-K, dated June 12, 2001 and July 24, 2001, is hereby supplemented as follows:

         The information set forth in Exhibit (a)(10) attached hereto is incorporated herein by reference.

Item 12       Exhibits.

         Item 12 of the Schedule TO is hereby amended and restated as follows, to add or amend the references to Exhibits (a)(2), (a)(10) and (a)(11), each of which is attached hereto.

         (a)      (1)      Offer to Exchange, dated August 15, 2001.*

                  (2)      Form of Acceptance Letter, as amended.

                  (3)      Form of Decline Letter.*

                  (4)      Form of Notice of Withdrawal.*

                  (5) Form of Cover Letter to Employees Accompanying Offer to Exchange.*

                  (6)      Form of E-mail communication to Employees.*

                  (7)      Form of Confirmation of Receipt of Acceptance
                           Letter.*

                  (8) Questions and Answers Regarding the Stock Option Exchange Program on OakNet.*

                  (9)      Slides Presentation delivered August 21, 2001.*

                  (10)     Amendment and Supplement to Offer to Exchange.

                  (11) Form of Letter to Tendering Employees Following Expiration of Offer.

         (b)      Not applicable.

         (d)      (1)      Oak Technology, Inc. 1994 Stock Option Plan, as
                           amended.*

                  (2) Form of New Non-Qualified Option Agreement related to the 1994 Stock Option Plan.*

         (g)      Not applicable.

         (h)      Not applicable.

         -------------------------------------
         *    Previously filed.


                                       3
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                        OAK TECHNOLOGY, INC.


                                        /s/ David J. Power
                                        ----------------------------------
                                        David J. Power
                                        Vice President, General Counsel


Date:  August 29, 2001


                                       4
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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER               DESCRIPTION
-------              ------------
(a)(1)               Offer to Exchange, dated August 15, 2001.*
(a)(2)               Form of Acceptance Letter, as amended
(a)(3)               Form of Decline Letter.*
(a)(4)               Form of Notice of Withdrawal*
(a)(5)               Form of Cover Letter to Employees Accompanying Offer to
                     Exchange.*
(a)(6)               Form of E-mail communication to Employees.*
(a)(7)               Form of Confirmation of Receipt of Acceptance Letter.*
(a)(8)               Questions and Answers Regarding the Stock Option Exchange
                     Program on OakNet.*
(a)(9)               Slides Presentation delivered August 21, 2001.*
(a)(10)              Amendment and Supplement to Offer to Exchange.
(a)(11)              Form of Letter to Tendering Employees Following Expiration
                     of Offer.
(d)(1)               Oak Technology, Inc. 1994 Stock Option Plan, as amended.*
(d)(2)               Form of New Non-Qualified Option Agreement related to the
                     1994 Stock Option Plan.*


-------------------------------------
*    Previously filed.